1400 Seaport Boulevard

Redwood City, CA 94063

October 27, 2008

Mr. Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street NE

Washington, D.C.  20549

RE:	Facet Biotech Corporation
Amendment No. 1 to Form 10-12B filed October 6, 2008
File No. 1-34154

Dear Mr. Riedler:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated October 14, 2008, to Facet Biotech Corporation (the “Company”) regarding Amendment No. 1 to the Registration Statement on Form 10-12B, File No. 1-34154 (“Amendment No. 1”), filed by the Company on October 6, 2008.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.  We are enclosing a copy of Amendment No. 2 to the Registration Statement on Form 10-12B (“Amendment No. 2”), together with a copy that is marked to show the changes from Amendment No. 1.

FORM 10

General

Staff Comment:

1.                                       We note you recently submitted a request for confidential treatment for a number of exhibits. Comments related to any requests for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment requests.

Company Response:

The Company acknowledges the Staff’s comment.

Exhibit 99.1 - Information Statement

Summary, page 2; Our Company, page 3

Staff Comment:

2.                                       We note you have indicated the status of Daclizumab for transplant maintenance as “Phase 2 program being evaluated.” It is unclear whether you are evaluating the possibility of initiating a Phase II program, or you are already in Phase II and are evaluating Phase II results.  In view of this ambiguity, please revise the discussion here and elsewhere in the prospectus where appropriate to clarify the current product development status of Daclizumab for transplant maintenance.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement submitted as Exhibit 99.1 to Amendment No. 2 (the “Information Statement”) on pages 3 and 46 to revise the discussion to clarify that the Company is evaluating the possibility of initiation of a phase 2 program for daclizumab for transplant maintenance.

Staff Comment:

3.                                       We note your response to comment 6 and reissue the comment in part. As previously requested, the new disclosure should be at least as prominent and detailed as your discussion of your strategy, technology and product candidates. Accordingly, please revise the discussion of the risks and challenges you face to present this information in bullet point format.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 2 and 3 to revise the discussion of the Company’s risks and challenges in bullet point format as requested.

“We must attract and retain key employees in order to succeed.”, page 18

Staff Comment:

4.                                       We note your response to comment 12 and reissue the comment in part. Please expand the discussion to indicate the rate of attrition you experienced relative to the average rate experienced in the biotechnology industry.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 18 to eliminate references or comparisons to average rate of attrition in the biotechnology industry.

Staff Comment:

5.                                       We note your response to comments 13 and 14 and reissue these comments. Please expand the discussion to include the information contained in your responses, namely the absence of employment agreements, the at-will employment letters, and the relevant term and termination provisions.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 18 to include summary disclosure regarding the absence of employment agreements and as well as a cross reference the summary of the material terms of the employment arrangements with its named executive officers in the Management section of the Information Statement on page 87, which discloses the absence of employment agreements and at-will nature of the employment of the Company’s named executive officers by which their employment may be terminated by the named executive officer or by the Company at any time with or without cause.

“Unless our clinical studies demonstrate the safety and efficacy...,” page 19

Staff Comment:

6.                                       We note your response to comment 8 and 15 and reissue the comments in part. To the extent you are aware of any significant problems or potential adverse side effects of your product candidates, please expand the risk factor discussion to specifically describe these problems and adverse side effects.

Company Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that most pharmaceutical products or product candidates have side effects or potential safety issues, including the Company’s product candidates.  However, the Company is not aware of any significant safety issues or significant adverse side effects that cause the Company to believe that any of its development products have an unacceptable safety profile in the indication with respect to which we are evaluating the development product.  As discussed in the Company’s risk factors, drug development is highly uncertain and as clinical trials progress the Company may encounter unexpected safety issues or clinical data may otherwise indicate that a development product does not have an acceptable safety profile for a particular indication.

“We face significant competition,” page 20

Staff Comment:

7.                                       We note your response to comment 16 and reissue the comment. Although your competitors’ products may not be approved for several years, this potentially competitive situation should be disclosed. Since you are aware of the development of other products that could be competitive, the discussion should be expanded to identify the companies, their products, and the stage(s) of development of the possible competitive products.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 21 to respond to the Staff’s comment.

“We may be subject to product liability claims...,” page 30

Staff Comment:

8.                                       We note your response to comment 19 and reissue the comment in part. As previously requested, please disclose the specific level of product liability coverage.

Company Response:

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company believes that since this information is not typically disclosed by other companies of comparable size and industry, such disclosure would not be meaningful to the Company’s investors in assessing whether such coverage is adequate or not.  Further, the Company believes that disclosing the terms of insurance coverage, and particularly the amount of coverage, could be harmful to the Company and not in the best interest of stockholders.

Reasons for the Spin-Off, page 34

Staff Comment:

9.                                       Please expand the discussion to clarify whether the bullet lists of risks and challenges, and opportunities and benefits, reflect all of the material positive and negative factors considered by the board of directors.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 34 and 35 to clarify that the lists of risks and challenges, and opportunities and benefits, reflect all of the material positive and negative factors considered by PDL’s board of directors.

Staff Comment:

10.                                 We note the reference on page 35 to “potential tax benefits.” Please expand the discussion to describe the tax benefits you may realize by domiciling in another jurisdiction. Please clarify what jurisdictions are under consideration and whether shareholders will vote on the possible change of domicile.

Company Response:

The Company acknowledges the Staff’s comment and respectfully informs the Staff that the potential tax benefits that may be realized by re-domiciling to another jurisdiction relate to those of PDL’s Royalty Business and not to the Company. These potential tax benefits could materialize for PDL if PDL were to re-domicile to another tax jurisdiction, but PDL is not reasonably able to re-domicile unless the spin-off occurs; that is, it is not feasible to relocate PDL’s current employee base of approximately 325 employees from California to a different state.  The Company is domiciled in California and there is no contemplation of moving it to a different tax jurisdiction.  Therefore, the Company believes that additional disclosure related to these potential tax benefits to PDL would not be meaningful to evaluating an investment in the Company.

Capitalization, page 43

Staff Comment:

11.                                 Consistent with your revised disclosure in response to prior comment 40, please state, if true, that in management’s opinion the pro forma adjustments to capitalization are not expected to materially differ from the final adjustments; otherwise, present additional pro forma information to give effect to the range of possible results.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 43 to enhance the Company’s disclosure by stating that, in management’s opinion, the pro forma adjustments to capitalization are not expected to materially differ from the final adjustments.

Strategic Collaborations and Licensing Agreements, pages 51-53

Staff Comment:

12.                                 Please expand the discussion to identify each agreement for which consent of the other party is needed for PDL to assign the agreements to you and to disclose the current status of PDL’s attempts to obtain the respective consent.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 51-53 to identify each agreement for which consent of the other party is required for PDL to assign the agreement to the Company and to disclose the current status of PDL’s attempts to obtain the respective consents.

Staff Comment:

13.                                 As previously requested, the discussion of each agreement should include the material terms of each, including, but not limited to, the aggregate amount of any milestone payments, duration and termination provisions, minimum royalty payments, financial commitments, aggregate amounts paid to date, and any other material terms. We note the discussion of the Biogen and BMS agreements do not describe the duration and termination provisions. In addition, the discussion of the licensing and other agreements on pages 52-53 does not provide the information previously requested in comment 32. Please revise as applicable.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on pages 51-52 to disclose additional terms of the Biogen Idec and BMS agreements and disclose that the agreements listed under the heading “gLicensing and Other Agreements” are not individually material to the Company and that the Company has not received material payments thereunder.

Unaudited Pro Forma Condensed Combined Financial Statements, page 82

Staff Comment:

14.                                 We acknowledge your response to prior comment 41. However, it appears that pro forma condensed statements of operations for the fiscal year ended December 31, 2007 and latest interim period are required to reflect adjustments related to contractual agreements directly attributable to the spin-off that are expected to have a continuing impact on your operations, such as the Transition Services Agreement with PDL. If management believes contractual agreements directly attributable to the spin-off will not have a continuing impact on your operations please state this fact to clarify why pro forma condensed statements of operations are not presented.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 82 to enhance the Company’s disclosure as to why pro forma condensed statements of operations are not presented by stating that the contractual agreements directly attributable to the spin-off will not have a material impact on our operations. The allocations of our historical costs were based upon the respective benefit of the underlying costs to each company.  Similarly, it is the intent of the parties that the transition services agreements will charge costs of the services which are commensurate of the benefit to each company.  In the near term, we do not expect the cost structure related to the transition services to materially change.  With respect to our transition services agreement with PDL, we will be reimbursed by PDL for any services we provide at a price that estimates our internal costs. As such, the future impact of the transition services agreements on our statements of operations will not be material

Unaudited Pro Forma Condensed Combined Balance Sheet, page 83

Staff Comment:

15.                                 Pro forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed.  Please expand footnote (4) to show how the adjustment to additional paid-in capital was determined.

Company Response:

The Company acknowledges the Staff’s comment and has revised the Information Statement on page 84 to enhance the Company’s disclosure surrounding the basis for the pro forma adjustment to additional paid-in capital.

*                                               *                                   *

The Company hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience.  You may reach me at (650) 454-2300.

Sincerely,

Facet Biotech Corporation

By:	/s/ Andrew Guggenhime
Name:	Andrew Guggenhime
Title:	Chief Financial Officer

Enclosures

cc:	DLA Piper LLP (US)
J. Howard Clowes, Esq. (via e-mail: howard.clowes@dlapiper.com)
Eric Wang, Esq. (via e-mail: eric.wang@dlapiper.com)